Mail Stop 3561

January 25, 2007

Richard Reincke, Chief Financial Officer
First Responder Products Inc.
7047 East Greenway Parkway, Suite 250
Scottsdale, AZ 85254

> **Re: First Responder Products Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 29, 2006**
> **File No. 333-139751**

Dear Mr. Reincke:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that at least one of your principal selling shareholders, Mr. Reincke, appears as a selling shareholder in the 1933 Act registration statements filed by JPAL, Artescope, Inc., Fuel Centers, Inc., Reel Staff, Dr. Protein.com, Inc. and Too Gourmet all of which have become effective. We also note that JPAL and Dr. Protein.com, Inc. engaged in mergers shortly after effectiveness of their registration statements. Artescope, Inc. reported in the Form 10-KSB for the period ended December 31, 2002 that, seven months after effectiveness of the registration statement, it "changed its business direction and began selling, marketing distributing and installing global wireless tracking and telematics

equipment." Fuel Centers, Inc. reported in a Form 8-K filed on November 14, 2003, two years after effectiveness of the registration statement, that the registrant "hopes to enter into various asset acquisitions with another entity, or other third parties which [Fuel Centers] hopes will diversify [its] business operations…." Reel Staff reported in a Form 10-QSB for the period ending June 30, 2002, seven months following effectiveness of their registration statement, that they "have not been successful in fully implementing [their] business plan due to lack of funds. Accordingly, we have been researching potential acquisitions or other suitable business partners…." Too Gourmet similarly abandoned its original business plan two years after effectiveness. In light of this track record, please explain supplementally, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Further, identify any other parties that are common to you and the other companies and explain why those parties are not considered promoters and control persons of you.

Registration Statement Cover Page

2. We note that you have not marked the box indicating that the securities are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415.

Selling Shareholders, page 12

3. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by A&Z Investments, LLC, BMI Consulting, Inc., Corporate Financial Ventures LLC, DCF Group, Inc., Desert Southwest Capital, Inc., Eden Ranch, LLC, Lima Capital, Inc., Lo Money, Inc., Mirabel, Inc., Mirabel Consulting, Inc., Pharma-Serve, LLC, St. Andrews, Inc., Timco, Inc., Wells & Co. and Wells Group, Inc.. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual.

4. We presume that some of your selling shareholders are registered broker-dealers because your disclosure on pages 3 and 16 indicates that "any broker-dealers participating in the distributions of the shares may be deemed to be 'underwriters.'" Please identify all selling shareholders who are registered broker-dealers and tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

5. We also note that page 3 indicates that the selling shareholders have informed you that "they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock." If any of your selling stockholders are affiliates of a

broker-dealer, they must also disclose, if true, that they purchased the securities to be resold in the ordinary course of business. Alternatively, such selling shareholders must be underwriters. We may have additional comments upon review of your response.

Undertakings, page 46

6. Please revise your undertakings to include the undertakings of Item 512(g) of Regulation S-B.

Signatures, page 48

7. Please amend your filing to include your controller/principal accounting officer's signature. Refer to Instruction 1 of the Signatures section of Form SB-2.

Exhibit 5.1

8. Please revise the legality opinion to state that the opinion is based on the laws of the State of Delaware. Also, presently the opinion refers to 1,500,000 shares of common stock being registered while it appears you are registering 1,978,800 shares of common stock; please revise your opinion accordingly.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Aaron D. McGeary, Esq.
     The McGeary Law Firm